UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Securities Exchange Act of 1934

(Amendment No. 2)*

Eldorado Resorts, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

28470R102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder if this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28470R102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lafitte Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,941,825
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,941,825
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,941,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 28470R102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lafitte Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,941,825
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,941,825
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,941,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

WEST

CUSIP No. 28470R102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bryant Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,941,825
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,941,825
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,941,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13G/A

This Amendment No. 2 (this “Amendment”) to the Schedule 13G filed (the “Schedule 13G”) is being filed by Lafitte Capital Management LP, a Texas limited partnership (“Lafitte”), as the investment manager of certain private funds and other accounts (collectively, the “Lafitte Accounts”), Lafitte Capital, LLC, a Texas limited liability company (“Lafitte Capital”), as the general partner of Lafitte, and Bryant Regan, as the sole member of Lafitte Capital (collectively with Lafitte and Lafitte Capital, the “Reporting Persons”).

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)	Name of Issuer.

Eldorado Resorts, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

100 West Liberty Street, Suite 1150

Reno, Nevada 89501

Item 2(a)	Name of Person Filing.

(1) Lafitte Capital Management LP

(2) Lafitte Capital, LLC

(3) Bryant Regan

Item 2(b)	Address of Principal Business Office.

For all filers:

701 Brazos, Suite 310

Austin, Texas 78701

Item 2(c)	Citizenship.

(1) Lafitte Capital Management LP is a Texas limited partnership

(2) Lafitte Capital, LLC is a Texas limited liability company

(3) Bryant Regan is a United States citizen

Lafitte is the investment manager for the Laffite Accounts and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by the Lafitte Accounts. Lafitte Capital is the general partner of Lafitte, and its sole member is Bryant Regan.

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Item 2(d)	Title of Class of Securities.

Common Stock, $0.00001 par value per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

28470R102

Item 3	Reporting Person.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4	Ownership.

(a)	The Reporting Persons are the beneficial owners of 1,941,825 shares of Common Stock held by the Lafitte Accounts. Lafitte may be deemed to beneficially own the shares of Common Stock held by the Lafitte Accounts as a result of being the investment manager of the Lafitte Accounts. Lafitte Capital may be deemed to beneficially own the shares of Common Stock held by the Lafitte Accounts as a result of being the general partner of Lafitte. Bryant Regan may be deemed to beneficially own the shares of Common Stock held by the Lafitte Accounts as a result of being the sole member of Lafitte Capital.

(b)	The Reporting Persons beneficially own 1,941,825 shares of Common Stock, which represents 4.1% of the shares of Common Stock outstanding. This percentage is determined by dividing the number of shares of Common Stock beneficially held by each of the Reporting Persons by 47,105,744, the number of shares of Common Stock issued and outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

(c)	The Reporting Persons have the shared power to direct the vote and disposition of 1,941,825 shares of Common Stock held by the Lafitte Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

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Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

LAFITTE CAPITAL MANAGEMENT LP

By:	Lafitte Capital, LLC, its general partner

	By:	/s/ Bryant Regan
	Name:	Bryant Regan
	Title:	Manager

LAFITTE CAPITAL, LLC

By:	/s/ Bryant Regan
Name:	Bryant Regan
Title:	Manager

BRYANT REGAN

/s/ Bryant Regan
Name: Bryant Regan